SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Stratasys Ltd.
(Name of Issuer)

Ordinary Shares (par value NIS 0.01 per share)
(Title of Class of Securities)

M85548101
(CUSIP Number)

July 7, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M85548101	13G	Page 2 of 5

1	Name of Reporting Persons Nano Dimension Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,049,186
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,049,186(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,049,186
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 12.1% (2)
12	Type of Reporting Person: CO

(1)	Includes an additional 4,836,032 Ordinary Shares purchased between July 7, 2022 and July 17, 2022.
(2)	Based on 66,408,000 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer’s Report on Form 6-K, filed on May 16, 2022.

CUSIP No. M85548101	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer: Stratasys Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 7665 Commerce Way, Eden Prairie, Minnesota 55344

Item 2.

(a)	Name of Person Filing:

Nano Dimension Ltd. The foregoing is referred to as the “Reporting Person” in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:

The address of the Reporting Person is: 2 Ilan Ramon, Ness Ziona 7403635 Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares (par value NIS 0.01 per share)

(e)	CUSIP Number:

M85548101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

8,049,186 Ordinary Shares(1)

(b)	Percent of class:

12.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 8,049,186 Ordinary Shares

(1)	Includes an additional 4,836,032 Ordinary Shares purchased between July 7, 2022 and July 17, 2022.

CUSIP No. M85548101	13G	Page 4 of 5

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,049,186 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M85548101	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2022

NANO DIMENSION LTD.

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer